UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2017

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of a press release issued on April 28, 2017.

Luxottica Group: net sales up 5.2% in the first quarter of 2017

Stockholders at the General Meeting approve the 2016 financial statements and an ordinary dividend of Euro 0.92 per share, +3.4% versus the ordinary dividend paid in 2016

Luxottica Group’s first quarter net sales up 5.2% to Euro 2,384 million (+1.9% at constant exchange rates(2))

•                  Wholesale division’s net sales up 2.5% to Euro 958 million (in line with the first quarter of 2016 at constant exchange rates(2))

•                  Retail division’s net sales up 7.1% to Euro 1,426 million (+3.3% at constant exchange rates(2))

Milan (Italy), April 28, 2017 — The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture, distribution and sale of fashion, luxury and sports eyewear, met today to review the consolidated net sales for the first quarter of 2017 in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Net sales for the first quarter 2017(1)

(Millions of Euro)	1Q 2016	1Q 2017	Change at current exchange rates	Change at constant exchange rates(2)
Group net sales	2,266	2,384	+5.2%	+1.9%
Wholesale division	935	958	+2.5%	0.0%
Retail division	1,331	1,426	+7.1%	+3.3%

Luxottica’s first quarter revenues were up 5.2% as a result of the Group’s strong performance in Europe and Latin America, a favorable foreign exchange rate environment and the excellent performance of the Ray-Ban brand which confirmed its vitality driven by the success of its latest collections and new Ray-Ban stores in China and United States.

Both the Wholesale and Retail divisions contributed to quarterly positive results. The wholesale business grew by 2.5% compared to the first three months of 2016 (unchanged at constant exchange rates(2)), despite the stricter commercial policies Luxottica implemented in North America and China. The retail business recorded a 7.1% increase (+3.3% at constant exchange rates(2)) thanks to the growth of new stores, the positive performance of optical retail in China and Australia, along with Sunglass Hut in Europe and Latin America, and the consolidation of Salmoiraghi & Viganò’s net sales into the Group’s results. Comparable store sales(3), negative in the period, were the result of a series of commercial decisions aimed at enhancing brand equity and sharply reducing discounts and promotional periods across the Group’s retail network. While this had a negative impact on first quarter net sales, it was less significant than initially projected and is set to positively affect the Group’s income statement results.

The growth of the Group’s e-commerce platforms, equal to 6%(2), was affected by the drop in promotional activities at Oakley.com and SunglassHut.com in the quarter. Ray-Ban.com continued to grow double-digits, confirming the strength of the brand and the consumer’s willingness to buy through authorized channels.

In the first three months of 2017, the Group continued to strengthen its business model and invest in the following strategic priorities: organizational simplification; brand equity and sales quality; innovation; the development of central laboratories for the production of ophthalmic lenses in Europe, North America and China (which are completely integrated in terms of logistics and production infrastructure); digitization; and further evolving the Group’s global distribution platform. The Group also met certain conditions necessary for completing the transaction announced on January 16, 2017 with Essilor.

“We close the first quarter of the year with results we consider to be particularly positive as the distribution approach focused on quality sales growth has led to an increase in revenues in line with expectations and an improvement in margins,” commented Leonardo Del Vecchio, Executive Chairman and Massimo Vian, CEO for Product and Operations of Luxottica.

“Today Luxottica is a stronger and more competitive company, able to generate significant results and move fast on the market. In the past twelve months, we have introduced a number of business enhancements and our organization has radically changed and improved. The MAP policy in North America, the streamlining of promotional activities in the retail and online channels, the global fight against counterfeiting and grey market goods, and the change in our distribution strategy in China all weighed on the Group’s short-term performance, but will support the business and our strategic vision in the medium- to long-term.”

“The excellent reception of our new spring-summer eyewear collections, including new brands in our portfolio such as Valentino and Ferrari, and an encouraging opening of the sun season, are pairing with the positive start of the second quarter, allowing us to confirm our outlook for the full year.”

Net sales by geographic market

(In millions of Euro)	1Q 2016%		1Q 2017%		Change at current exchange rates	Change at constant exchange rates(2)
North America	1,354	60%	1,370	57%	+1.1%	-2.5%
Wholesale	288	13%	290	12%	+0.5%	-3.2%
Retail	1,066	47%	1,080	45%	+1.3%	-2.3%
Europe	448	20%	517	22%	+15.5%	+17.4%
Asia-Pacific	289	13%	307	13%	+6.0%	+0.6%
Latin America	123	5%	145	6%	+17.6%	+5.5%
Rest of the World	51	2%	46	2%	-10.8%	-16.8%
Group total	2,266	100%	2,384	100%	+5.2%	+1.9%

North America

In North America, the Group’s sales up 1.1% (-2.5% at constant exchange rates(2)) continue to be affected by initiatives aimed at improving the quality of sales and distribution across all channels.

The Wholesale division reported results in line with the first three months of 2016 (+0.5% at current exchange rates, -3.2% at constant exchange rates(2)), with a significant increase in business from independent opticians and key accounts and a decline in sales to online players due to the impact of the MAP policy.

Efforts to improve execution at LensCrafters and the curtailing of promotional activities affected sales, in particular at Sunglass Hut and Oakley, and impacted overall retail results in the quarter (+1.3% at current exchange rates, -2.3% at constant exchange rates(2)).

Europe

In the first three months of the year, Europe recorded excellent performance in all business areas, with sales increasing by 15.5% (+17.4% at constant exchange rates(2)), notwithstanding strong first quarter results in 2016.

The region’s strong growth was driven by Italy, Germany, Portugal and Eastern Europe, but was also supported by contributions from other countries. Net sales from Turkey also positively contributed to results (excluding the effect of the strong devaluation of the Turkish Lira).

The Retail division in Europe expanded in the quarter thanks to the consolidation of net sales from approximately 430 Salmoiraghi & Viganò stores in Italy and sales growth in Sunglass Hut in Continental Europe.

Asia-Pacific

In Asia-Pacific, the first quarter of the year showed a sequential improvement in sales performance as compared to the fourth quarter of 2016 and was up 6% from the first quarter of 2016 (+0.6% at constant exchange rates(2)) due primarily to Australia’s, India’s and Japan’s strong sales performance.

In Mainland China, the deep restructuring of its distribution platform impacted Wholesale division results, while Retail grew due to the very strong performance of the optical business driven by the success of over 50 Ray-Ban stores.

In Australia, positive results were driven primarily by OPSM’s excellent performance stemming from new assortment policies introduced in 2016 along with the ability to attract consumers through the quality of in-store eye-exams.

Latin America

Latin America’s growth trend from the last two years continued and sales increased by 17.6% (+5.5% at constant exchange rates(2)) in the first quarter of 2017. Mexico continued to be among the fastest growing countries for the Group while Brazil’s contribution was meaningful due in part to the revaluation of Real, despite the current unfavorable economic environment.

In the retail segment, GMO sales continued to grow in the first quarter of the year and Sunglass Hut comparable store sales(3) increased double-digits in Mexico and the Andean region.

§

The stockholders of Luxottica Group S.p.A. met today at the General Meeting of Stockholders to approve the statutory financial statements for fiscal year 2016.

The stockholders at the General Meeting also approved the distribution of a cash dividend in the amount of Euro 0.92 per share, equal to 50% of the adjusted net income of the Group. The total dividend amount will be approximately Euro 440 million. The cash dividend will be payable on May 24, 2017 (the coupon detachment date will be May 22, 2017 pursuant to the Borsa Italiana calendar with a record date of May 23, 2017). Regarding the American Depositary Receipts (ADRs) listed on the New York Stock Exchange, the record date will be May 23, 2017 and, according to Deutsche Bank Trust Company Americas (the depositary bank for the ADR program), the payment date for the dividend in US dollars is expected to be May 31, 2017. The dividend amount in US dollars will be determined based on the €/US$ exchange rate as of May 24, 2017.

The stockholders at the General Meeting also voted in favor of the Group’s Remuneration Policy.

§

The Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 has been filed with the U.S. Securities and Exchange Commission (SEC). The report is available in the “Investors/Annual Reports And Publications/SEC FILINGS & 20-F” section of the Company’s website www.luxottica.com, from its registered office, on the authorized “eMarketStorage” platform available at www.emarketstorage.com, and on the SEC website (www.sec.gov). Requests for hard copies of Luxottica Group’s audited consolidated financial statements (free of charge) may be made by contacting the Company’s investor relations department at investorrelations@luxottica.com.

Luxottica also announces today the publication on the corporate website Luxottica.com of the new section “Sustainability - To see the beauty of life” that describes the Group’s sustainability vision founded on four pillars: “Commitment to excellence”, “Visual well-being”, “Social equity” and “Protecting environment”. Available at http://www.luxottica.com/en/toseethebeautyoflife.

§

Net sales results for the first quarter of 2017 will be discussed via audio webcast on Friday, April 28, 2017 at 12:00PM EDT (5:00PM BST, 6:00PM CEST). The audio webcast will be available to the financial community and the media from Luxottica Group’s corporate website at http://www.luxottica.com/en/investors/results-and-presentations/webcasts.

The presentation will be available for download from Luxottica Group’s Investors’ section at http://www.luxottica.com/en/investors/results-and-presentations shortly before the start of the audio webcast.

The officer responsible for preparing the Company’s financial reports, Stefano Grassi, declares, pursuant to Article 154-bis, Section 2 of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

http://www.luxottica.com/en/investors/contacts

Marco Catalani

Group Corporate Media Relations Senior Manager

Tel.: +39 (02) 8633 4470

Email: marco.catalani@luxottica.com

Notes to the press release

(1) Comparisons, including percentage changes, are between the three-month periods ended March 31, 2017 and 2016.

(2) Figures at constant exchange rates have been calculated using the average exchange rates in effect for the corresponding period in the previous year. For further information, please refer to the table in appendix.

(3) “Comps” or “Comparable store sales” reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

Luxottica Group S.p.A.

Luxottica is a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear. Its portfolio includes proprietary brands such as Ray-Ban, Oakley, Vogue Eyewear, Persol, Oliver Peoples and Alain Mikli, as well as licensed brands including Giorgio Armani, Burberry, Bulgari, Chanel, Coach, Dolce&Gabbana, Ferrari, Michael Kors, Prada, Ralph Lauren, Tiffany & Co., Valentino and Versace. The Group’s global wholesale distribution network covers more than 150 countries and is complemented by an extensive retail network of approximately 8,000 stores, with LensCrafters and Pearle Vision in North America, OPSM and LensCrafters in Asia-Pacific, GMO in Latin America, Salmoiraghi & Viganò in Italy and Sunglass Hut worldwide. In 2016, with more than 80,000 employees, Luxottica posted net sales of over Euro 9 billion. Additional information on the Group is available at www.luxottica.com.

Forward looking statements

This communication includes forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Essilor International and Luxottica Group (including the benefits, results, effects and timing of a transaction), all statements regarding Luxottica’s (and Essilor’s and Luxottica’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions.

Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Luxottica (and the combined businesses of Essilor and Luxottica), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Luxottica based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Luxottica’s expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and are subject to a significant business, economic and competitive risks, uncertainties and contingencies, many of which are unknown and many of which Essilor and Luxottica are unable to predict or control. Such factors may cause Luxottica’s actual results, performance or plans with respect to the combined Essilor and Luxottica group to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the risk factors discussed or identified in public filings that have been, or will be, made by Essilor and/or Luxottica with the French Autorité des marches financiers (the “AMF”) and/or the United States Securities and Exchange Commission (the “SEC”) from time to time. Luxottica cautions investors that any forward-looking statements made by Luxottica are not guarantees of future performance. Luxottica disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

—  APPENDIX FOLLOWS —

Net sales for the first quarter of 2017 in EUR and USD

(millions)	1Q 2016	1Q 2017	% Change
Net sales in EUR	2,266	2,384	+5.2%
Net sales in USD	2,497	2,539	+1.7%

Average exchange rate (in USD per EUR): 1.0648 (2017); 1.1020 (2016)

Retail segment comparable store sales(3)

	Comparable store sales(3) 1Q 2017	Net sales change at current exchange rates
Total Group’s Retail	-3.5%	+7.1%
LensCrafters North America	-2.9%	—
Licensed brands North America	-4.3%	—
Australia/New Zealand	+4.1%	—
Sunglass Hut	-5.4%	—

Figures at constant exchange rates are calculated using the average exchange rate of the respective comparative period. For more information, please refer to the table below.

Major currencies

Average exchange rates per EUR 1	1Q 2016	1Q 2017
USD	1.1020	1.0648
AUD	1.5293	1.4056
GBP	0.7704	0.8601
CNY	7.2101	7.3353
JPY	126.9973	121.0138
BRL	4.3041	3.3468

April 28, 2017 Ordinary Stockholders’ Meeting — Voting results

1.      The approval of the Statutory Financial Statements for the year ended December 31, 2016.

Shares represented at the Stockholders’ Meeting no. 398,764,885, equal to the 82.31% of the issued share capital

No. 391,398,910 votes in favour, equal to 98.15% of the votes represented at the Stockholders’ Meeting and to 80.79% of the Company’s issued share capital;

No. 914 votes against, equal to 0.0003% of the votes represented at the Stockholders’ Meeting and to 0.0002% of the Company’s issued share capital;

No. 105,401 of abstentions, equal to 0.03% of the votes represented at the Stockholders’ Meeting and to 0.02% of the Company’s issued share capital;

No. 7,259,660 shares did not vote.

2.      The allocation of net income and the distribution of dividends.

Shares represented at the Stockholders’ Meeting no. 398,764,885, equal to the 82.31% of the issued share capital

No. 398,336,797 votes in favour, equal to 99.89% of the votes represented at the Stockholders’ Meeting and to 82.22% of the Company’s issued share capital;

No. 16,265 votes against, equal to 0.004% of the votes represented at the Stockholders’ Meeting and to 0.003% of the Company’s issued share capital;

No. 411,823 of abstentions, equal to 0.10% of the votes represented at the Stockholders’ Meeting and to 0.085% of the Company’s issued share capital;

No. 0 shares did not vote.

3.     An advisory vote on the first section of the Company’s Remuneration Report in accordance with article 123-ter, paragraph 6 of Legislative Decree no. 58/98.

Shares represented at the Stockholders’ Meeting no. 398,764,885, equal to the 82.31% of the issued share capital

No. 333,263,139 votes in favour, equal to 83.57% of the votes represented at the Stockholders’ Meeting and to 68.79% of the Company’s issued share capital;

No. 64,989,772 votes against, equal to 16.30% of the votes represented at the Stockholders’ Meeting and to 13.42% of the Company’s issued share capital;

No. 498,934 of abstentions, equal to 0.125% of the votes represented at the Stockholders’ Meeting and to 0.10% of the Company’s issued share capital;

No. 13,040 shares did not vote.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ STEFANO GRASSI
Date: April 28, 2017		STEFANO GRASSI
Chief Financial Officer